02045867

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 8 July, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___

CRGH

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

4 July 2002	The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on the 5 July 2002, that as a result of movement in the fund on the 4 July 2002, the number of Ordinary Share ADRs held by the fund had decreased from 18,098,680 to 18,075,515 at an average price of $40.37.

The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Mr J D Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

8 July 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Director's Interests

I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc in respect of the under-mentioned director:-

Dr J P Garnier	The Administrators of the SmithKline Beecham Mid-Term Incentive Plan notified the Company and Dr Garnier on 8 July 2002 that he had increased his interest by 729.132 Ordinary Share ADRs at a price of $40.770 per Ordinary Share ADR following the re-investment of the dividend paid to shareholders on 4 July 2002.

S M Bicknell
Company Secretary

8 July 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Directors or connected persons, arising from the purchase of Ordinary Shares on 4 July 2002 under a Single Company ISA at a price of £13.22 per Ordinary Share:

Mr J D Coombe	3
Mrs G A Coombe (wife of Mr J D Coombe)	3
Sir Peter Job	5

The Company and Directors were advised of this information on 5 July 2002.

S M Bicknell
Company Secretary

8 July 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 8 July, 2002

By:

VICTORIA LLEWELLYN
Authorised Signatory for and on behalf of GlaxoSmithKline plc